DELTASOFT CORP.

91 Portland Road, London,

W11 4LN, United Kingdom

+44 20 3575 1093

deltasoftcorp@protonmail.com

October 7, 2024

VIA EDGAR

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Attention:

Mr. Joseph Kempf

United States

Securities and Exchange Commission

Division of Corporate Finance

Washington, DC 20549

Re:

DeltaSoft Corp

Registration Statement on Form S-1

Filed June 27, 2024

File No. 333-280519

REQUEST FOR ACCELERATION OF EFFECTIVENESS

Pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended, DeltaSoft Corp. (the " Registrant ") hereby requests acceleration of the effective date of its Registration Statement on Form S-1 (File No. 333-280519), as amended (the “Registration Statement”), so that it may become effective at 12:00 p.m. Eastern Daylight Time on October 11, 2024, or as soon as practicable thereafter.

•	Should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing.

•	The action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing.

•	The company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Yours truly,

.

Per: /s/ Andrey Novokhatski

Andrey Novokhatski

President & C.E.O.